

News Release
B2Gold 2019 Investor Day: Webcast Details

Vancouver, Canada, December 4, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will be hosting an Investor Day in Vancouver, British Columbia, Canada, on **Monday, December 9, 2019,** at **1:00 pm PST/4:00 pm EST**.

The event will feature presentations from B2Gold executives and senior managers from around the world and will be followed by Q&A sessions.

The Investor Day will be available to view via live video webcast which you may access by clicking here: https://www.b2gold.com/investor-day-2019/. A playback version of the webcast will be available for one year after the event.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has three operating gold mines and numerous exploration and development projects in various countries including Mali, the Philippines, Namibia and Colombia.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com